Room 4561

	January 24, 2006

Mr. Daniel Bertram
President
Datametrics Corporation
1717 Diplomacy Row
Orlando, Florida 32809

Re:	Datametrics Corporation
	Preliminary Information Statement on Schedule 14C filed
January
17, 2006
	File No. 1-08690

Dear Mr. Bertram:

      This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. No further review of the filing has been or will be made. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.

1. Please advise us how and when you plan to fully comply with your reporting requirements under the Exchange Act and advise us of the circumstances that is causing your deficiency in compliance.

Preliminary Information Statement on Schedule 14C

2. We note your statement that "this information statement was first sent to stockholders of the Company on or about January 20, 2006." Please advise us whether you have since distributed an information statement regarding the matters discussed in this preliminary information statement to stockholders.

Actions Taken Pursuant to the Written Consent, page 7

3. We note your disclosure with respect to the effects of your recent and reserved stock issuances and your prospective reverse stock split on your current and prospective authorized capital. For purposes of clarity, please provide a table illustrating the foregoing effects as well as highlighting the effective change in available authorized capital as a result of the reverse stock split and decrease in authorized capital. Such a table will assist in illustrating the effective increase in available authorized capital notwithstanding the fact that the number of shares of authorized capital will be decreased.

4. Please expand to disclose the basis for your belief that reverse stock split will likely have the secondary effect of increasing the market price of your common stock. Please disclose the market price and volume for your common stock as of a recent practicable date.

5. Please explain to us and expand your disclosure to discuss the relevance of your discussion regarding the minimum requirements for the NASDAQ markets with respect to your common stock and the reverse stock split. We note that you are currently traded on the OTC BB and that your common stock has traded well under $1 per share.

Summary of the Reverse Split, page 10

6. We note that certain holders who would be entitled to fractional shares of less than .5 will not receive such shares. Please advise us how you have complied with the requirements under Section 155 of the General Corporation Law of Delaware. In addition, please disclose the minimum number of holders of record after the reverse stock split and state whether the reverse stock split is a first step in a going-private transaction.

7. In light of the increase in available capital as a result of your reverse stock split coupled with your change in authorized capital, please refer to Release No. 34-15230 and discuss the possible anti-takeover effects of the increase in available capital. Please also discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. Inform holders that management might use the additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent stockholders.


*              *              *              *


      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      You may contact Daniel Lee at (202) 551-3477, or Anne
Nguyen,
Special Counsel, at (202) 551-3611, with any questions. If you need further assistance, you may contact me at (202) 551-3730.

	Sincerely,


	Barbara C. Jacobs
	Assistant Director